EXHIBIT B


March 25, 1999

The Board of Directors
Corporate Renaissance Group, Inc.
1185 Avenue of the Americas
New York, NY 10036-2699

Gentlemen:

      This  letter  will set forth the offer pursuant to which CREN  Acquisition
Co., Inc. ("Acquisition Co."), proposes to acquire all of the issued and outstanding shares of Common Stock ("Common Stock") of Corporate Renaissance Group, Inc. ("CREN").

      Acquisition Co. will be a newly formed Delaware corporation whose shareholders will be Martin D. Sass (CREN's Chairman, Chief Executive Officer and a principal stockholder), Hugh R. Lamle (CREN's Executive Vice President and a principal stockholder) and Walter Kass and his affiliates (a principal stockholder of CREN).

      Acquisition Co. hereby offers to acquire all of the issued and outstanding Common Stock of CREN by a merger of CREN with and into Acquisition Co. or a subsidiary of Acquisition Co. (the "Merger"). Upon completion of the Merger, each share of Common Stock of CREN (other than those held by the stockholders of Acquisition Co.) would be converted into the right to receive $8.00 in cash (the "Purchase Price").

     The Purchase Price represents a premium of approximately $1.25 per share or 18.5% to the closing market price of CREN Common Stock on March 24, 1999 of 6 _ and a premium of approximately $0.92 per share or 12.9% to the average of the closing market prices for CREN Common Stock during the 20 trading days preceding March 25, 1999. We further note that CREN Common Stock has always traded at a discount to CREN's net asset value ("NAV"). Such discount was approximately 29.8% on March 24, 1999 and ranged from 21.3% to 30.6% during the 20 trading days prior to March 25, 1999. The Purchase Price of $8.00 per share represents a discount from NAV of approximately 16.8% at March 24, 1999 and a discount of between 16.1% and 17.8% during the 20 trading days prior to March 25 1999. After including the estimated proforma effect of operating expenses and the merger transaction costs through June 30, 1999 on NAV ($0.43 per share), the discount is 12.9% as of March 24, 1999.

      Completion of the Merger will be subject to negotiation and execution of a definitive purchase agreement containing customary representations, warranties, convenants and conditions, receipt of all regulatory clearances, and the approval of the Merger by holders of a majority of CREN's issued and outstanding Common Stock.

     We look forward to a prompt response to our proposal.

                              Very truly yours,

                              CREN ACQUISITION CO., LLC



                              By:  /s/ Martin D. Sass
                              __________________________
                              Martin D. Sass